UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras convenes the shareholders of the Company to meet in Extraordinary General Meeting, on January
31, 2017, at 03:00 PM, in the auditorium of the Headquarters Building, at
Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), to debate about the following matters:

I. Proposal for approval of disposal of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. - PETROBRAS, of Liquigás Distribuidora S.A., to
Companhia Ultragaz S.A., a wholly-owned subsidiary of Ultrapar Participações
S.A., for the amount of BRL 2,665,569,000.00 (two billion, six hundred and sixty-five million, five hundred and sixty-nine thousand reais), and;

II. Proposal for approval of disposal of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. – PETROBRAS of PetroquímicaSuape and
CITEPE, to GRUPO PETROTEMEX, S.A. DE C.V. (“GRUPO PETROTEMEX”) and DAK AMERICAS
EXTERIOR, S.L. (“DAK”), subsidiaries of Alpek, S.A.B. de C.V. (“Alpek”), for the amount, in Reais, equivalent to US$ 385,000,000.00 (three hundred eighty-five million dollars), adjusted by the positive cumulative change in the United
States inflation rate, between the base date (12/31/2015) and the closing date of the operation, using the exchange rate of 3 business days prior to the closing operation date.

People attending the Meeting must prove their status as a shareholder, pursuant to article 126 of the Law 6,404 of December 15, 1976. Wishing to be represented, shareholders must attend the requirements of paragraph 1 of article 126 of the aforementioned law, and article 13 of Petrobras’ Bylaws, by showing the following documents:

i) Representative’s identity card;
ii) A power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);
iii) Copy of the articles of organization/incorporation of the principal or bylaws of the fund, if applicable;
iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys-in-fact submit, at least three business days in advance, the documents listed above at room 1002
(Shareholder Service), of the Headquarters Building. For those who will be submitting the documentation on the day of the Meeting, the Company informs it will be able to receive them, from 11:00 AM, at the location where the meeting will be held.

The exercise of voting right in the case of stock lending shall fall upon of the borrower of the shares, except if the contract executed by the parties provides otherwise.

Moreover, the shareholders may also opt to vote on the matters set forth in this
Notice by using the public power of attorney request form, pursuant to CVM
Instruction No. 481, of 12/17/2009.

The receipt of electronic powers of attorney shall be available at the Company’s site, (http://www.petrobras.com.br/ri) from the beginning of January 2017.

The Company informs it did not adopt the long-distance voting ballot encompassed by CVM Instruction No. 561, of 04/07/2015, having in view that it is not compulsory for the matter which will be resolved in this Extraordinary General
Meeting - AGE , pursuant to article 21-A §2 of such Instruction.

The shareholders will find at their disposal, in room 1002 (Shareholder Service)
of the Headquarters Building of the Company, and at the electronic addresses of the Company (http://www.petrobras.com.br/ri) and of Comissão de Valores
Mobiliários [the Brazilian Securities and Exchange Commission] – CVM
(http://www.cvm.gov.br), all the documentation relevant to the matters to be resolved at this Extraordinary General Meeting, pursuant to the terms of CVM
Instruction No. 481, of 12/17/2009.

Rio de Janeiro, December 29, 2016.

Durval José Soledade Santos
Acting Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 29, 2016	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer